Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Dear [Salutation Name],

We wanted to let you know that today, Thomas Horton, Chairman, President and Chief Executive Officer of American Airlines, and Doug Parker, Chairman and Chief Executive Officer of US Airways, will be testifying before the Senate Subcommittee on Antitrust, Competition Policy and Consumer Rights on why the combination of American Airlines and US Airways represents a compelling opportunity for customers, employees, shareholders and communities of both airlines. In their prepared testimony, Mr. Horton and Mr. Parker explain how the new American Airlines will be good for competition, offering consumers more choices and increased service.

•	Discussing how the merger is the best path forward for both companies and the airline industry, Mr. Horton notes:

“…Our merger with US Airways will create the new American Airlines, a global competitor worthy of bearing the name of our country as America’s flag carrier. Flying under the iconic American Airlines brand, it will be positioned to compete - not just against other domestic carriers but against the best the world has to offer.”

•	Mr. Parker highlights how bringing together each company’s complementary networks will improve service and enhance competition:

“By combining American and US Airways, the new American Airlines will build the network that passengers have told us they want, one that will compete more effectively with the other networks airlines, as well as low cost carriers… By combining these networks, we will provide thousands of passengers better alternatives by creating over 1300 new connecting opportunities and the potential to access numerous cities world-wide served by one carrier but not the other.”

•	Mr. Horton also stresses that the new American Airlines will be a stronger, more competitive company:

“The new American will take flight in what continues to be one of the most intensely competitive industries in the world. There is nothing that our people want more than to put American back on top as a fierce competitor that will set a new standard of excellence, and that is exactly what this merger will do.”

•	This merger brings with it significant benefits for employees and has unprecedented support from both companies’ labor unions, which Mr. Parker highlights:

“That financial stability also will provide very significant benefits to our employees including better pay and benefits; more jobs and greatly improved job security; and better opportunities for advancement.”

In connection with today’s hearing, leaders from five major unions representing American Airlines and US Airways employees reaffirmed their strong support for the merger in a letter to the Senate Subcommittee.

The union letter and the prepared testimony for both Mr. Horton and Mr. Parker are available on the joint website: www.newAmericanarriving.com.

As always, we are committed to keeping you informed throughout this process as we work to create the new American Airlines.

American Airlines	US Airways
4333 Amon Carter Boulevard | Fort Worth, TX 76155	111 W. Rio Salado Parkway | Tempe, AZ 85281

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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